ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

George Baxter
T +1 617 951 7748
george.baxter@ropesgray.com

March 27, 2017

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 193 to the Trust’s Registration Statement under the Securities Act and Amendment No. 239 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 193/239”), including: (i) a Prospectus and Statement of Additional Information relating to GMO Climate Change Fund (the “Fund”); and (ii) other information, the signature page, and exhibits.

This Amendment No. 193/239 is being filed in connection with adding the Fund as a new series of the Trust, for the purposes of (i) implementing comments provided to us by Ms. Samantha Brutlag, the Trust’s SEC staff reviewer with respect to Post-Effective Amendment No. 191 to the Trust’s Registration Statement under the Securities Act and Amendment No. 237 to the Trust’s Registration Statement under the 1940 Act, filed on December 23, 2016 pursuant to Rule 485(a)(2) of the Securities Act (“Amendment No. 191/237”); and (ii) making changes permitted to be made under Rule 485(b) of the Securities Act, including non-material changes which the Trust deems appropriate to Amendment No. 191/237. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that this Amendment No. 193/239 become effective on March 27, 2017.

We have assisted the Trust in the preparation of this Amendment No. 193/239 and believe that this Amendment No. 193/239 does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act.

The Fund constitutes one of thirty-five series of the Trust. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

Securities and Exchange Commission	March 27, 2017

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7748.

Very truly yours,

/s/ George G. Baxter IV

George G. Baxter IV

Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.
Sarah Clinton, Esq.